As filed with the Securities and Exchange Commission on May 9, 2019

Registration No. : 333-228553

Investment Company Act Registration No. 811-5398

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

____________________________________________

AB VARIABLE PRODUCTS SERIES FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Office) (Zip Code)

Registrant's Telephone Number, including Area Code: (800) 221-5672

_______________________________________________________________

EMILIE D. WRAPP

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York l0105

(Name and address of agent for service)

Copies of communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

This Post-Effective Amendment No. 1 is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing as an exhibit to the Registration Statement the tax opinion of Seward & Kissel LLP, tax counsel for the Registrant, as required by Item 16(12) of Form N-14. Parts A and B of this Registration Statement are incorporated herein by reference to the Prospectus and Statement of Additional Information, each filed with the Securities and Exchange Commission under Rule 497 on January 28, 2019 (File nos. 333-228553 and 811-5398).

PART C

OTHER INFORMATION

ITEM 15.	Indemnification.

It is the Registrant's policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant's Amended and Restated Articles of Incorporation, filed as Exhibit (1), Article IX of the Registrant’s Amended and Restated By-Laws filed as Exhibit (2) and Section 9 of the Distribution Services Agreement filed as Exhibit (7)(a) and Class B Distribution Services Agreement filed as Exhibit (7)(b). The Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement filed as Exhibit (6)(a) in response to Item 16.

Article EIGHTH of the Registrant's Articles of Incorporation provide as follows:

EIGHTH: (1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

(2)       The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

(3)       The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

(4)       Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect, or purport to protect, AllianceBernstein L.P. against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its obligations or duties thereunder.

The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (“ABI”) provides that the Registrant will indemnify, defend and hold ABI, and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in Registrant’s Registration Statement or Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in any thereof not misleading, provided that nothing therein shall be so construed as to protect ABI against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or be reason of reckless disregard of its obligations or duties thereunder. The foregoing summaries are qualified by the entire text of Registrant’s Articles of Incorporation, the Advisory Agreement between the Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between the Registrant and ABI.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the indemnitee) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (disabling conduct) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither interested persons of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (disinterested, non-party directors), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

ARTICLE IX of the Registrant’s Amended and Restated By-laws reads as follows:

ARTICLE IX. Indemnification.

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Registrant participates in a joint directors’ liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

ITEM 16.	Exhibits
(1)	(a) Articles of Amendment and Restatement to Articles of Incorporation of the Registrant dated February 1, 2006 and filed February 23, 2006 – Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 41 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 1, 2006.

(b) Articles of Amendment to Articles of Incorporation of the Registrant, dated January 9, 2008 and filed January 15, 2008 – Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 44 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 3, 2008.

(c) Articles of Amendment to Articles of Incorporation of the Registrant, dated April 28, 2008 and filed April 28, 2008 – Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 46 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2008.

(d) Articles of Amendment to Articles of Incorporation of the Registrant, dated April 28, 2008 and filed April 28, 2008 – Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 46 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2008.

(e) Articles of Amendment to Articles of Incorporation of the Registrant, dated September 26, 2008 and filed September 26, 2008 – Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 48 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 26, 2009.

(f) Articles of Amendment to Articles of Incorporation of the Registrant, dated March 9, 2009 and filed April 6, 2009 – Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.

(g) Articles of Amendment to Articles of Incorporation of the Registrant, dated March 30, 2009 and filed March 31, 2009 – Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.

(h) Articles of Amendment to Articles of Incorporation of the Registrant, dated March 30, 2009 and filed March 31, 2009 – Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.

(i) Articles of Amendment to Articles of Incorporation of the Registrant, dated October 2, 2009 and filed October 5, 2009 – Incorporated by reference to Exhibit (a)(9) to Post-Effective Amendment No. 50 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 25, 2010.

(j) Articles of Amendment to Articles of Incorporation of the Registrant, dated October 2, 2009 and filed October 5, 2009 – Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 50 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 25, 2010.

(k) Articles of Amendment to Articles of Incorporation of the Registrant, dated March 16, 2011 and filed March 16, 2011 – Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 53 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 31, 2011.

(l) Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed on June 6, 2012 – Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2013.

(m) Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed on February 5, 2015 – Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 62 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 11, 2015.

(n) Articles of Amendment to Articles of Incorporation of the Registrant, effective and filed on March 30, 2015 – Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.

(2)	By-Laws - Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit 99.77Q1 – Other Exhibits to Form NSAR-A for the Registrant filed with the Securities and Exchange Commission on August 29, 2006.
(3)	Voting Trust Agreements. – Not Applicable.
(4)	Form of Plan of Acquisition and Liquidation – Incorporated by reference to Appendix F of Registrant’s Prospectus filed under Rule 497 (File Nos. 333-228553 and 811-5398), filed with the Securities and Exchange Commission on January 28, 2019.
(5)	Instruments defining the rights of holders of the securities being registered. – Not Applicable.
(6)	(a) Investment Advisory Agreement between the Registrant and AllianceBernstein L.P., dated July 22, 1992, as amended as of May 1, 1997, May 1, 2001, May 1, 2003, May 1, 2004, September 7, 2004, May 1, 2005, August 3, 2006, April 1, 2011, April 28, 2015, February 3, 2017 and January 30, 2018 – Incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 74 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2018.

(b) Investment Advisory Contract between the Registrant, with respect to AB Multi-Manager Alternative Strategies Portfolio, and AllianceBernstein L.P., dated December 16, 2015 – Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 66 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2016.

(7)	(a) Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (6) to Post-Effective Amendment No. 22 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 1998.

(b) Class B Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 28 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on May 4, 1999.

(8)	Bonus, profit sharing, pension or other similar contracts or arrangements. - Not applicable.
(9)	(a) Master Custodian Agreement dated August 3, 2009 between the Registrant and State Street Bank and Trust Company - Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.

(b) Amendment to the Master Custodian Agreement, dated April 1, 2015, between the Registrant, with respect to AB Global Risk Allocation – Moderate Portfolio, AB Global Bond Portfolio and AB Multi-Manager Alternative Strategies Portfolio, and State Street Bank and Trust Company – Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.

(10)	(a) Rule 12b-1 Class B Distribution Plan - Incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 28 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on May 4, 1999.

(b) Amended and Restated Rule 18f-3 Plan - Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 36 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 11, 2004.

(11)	Opinion and Consent of Seward & Kissel LLP regarding the legality of securities being registered – Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File Nos. 333-228553 and 811-5398), filed with the Securities and Exchange Commission on November 26, 2018.
(12)	Opinion and Consent of Seward & Kissel LLP as to Tax matters – Filed herewith.
(13)	(a) Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. – Incorporated by reference to Exhibit (9) to Post-Effective Amendment No. 22 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 1998.

(b) Expense Limitation Undertaking by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 40 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 27, 2005.

(c) Form of Expense Limitation Undertaking by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 41 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 1, 2006.

(d) Expense Limitation Agreement between Registrant and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2013.

(e) Expense Limitation Agreement, dated April 29, 2015, between the Registrant, on behalf of AB Global Bond Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.

(f) Acquired Fund Fee and Expense Waiver Agreement, dated April 29, 2015, between the Registrant, on behalf of AB Global Bond Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.

(g) Expense Limitation Agreement, dated December 16, 2015, between the Registrant, on behalf of AB Multi-Manager Alternative Strategies Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 66 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2016.

(h) Acquired Fund Fee and Expense Waiver Agreement, dated December 16, 2015, between the Registrant, on behalf of AB Multi-Manager Alternative Strategies Portfolio and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(9) to Post-Effective Amendment No. 66 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2016.

(i) Management Fee Waiver Undertaking, dated June 1, 2016, by AllianceBernstein L.P. - Incorporated by reference to Exhibit (h)(15) to Post-Effective Amendment No. 172 of the Registration Statement on Form N-1A of AB Bond Fund, Inc. (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 23, 2018.

(j) Expense Limitation Agreement, dated April 28, 2016, between the Registrant, on behalf of AB Global Risk Allocation – Moderate Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 74 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2018.

(k) Form of Acquired Fund Fee Waiver Undertaking, dated May 1, 2018, between the Registrant, on behalf of AB Balanced Wealth Strategy Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(11) to Post-Effective Amendment No. 74 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2018.

(14)	Consent of Independent Registered Public Accounting Firm – Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File Nos. 333-228553 and 811-5398), filed with the Securities and Exchange Commission on November 26, 2018.
(15)	Financial Statements omitted pursuant to Item 14(a)(1). - Not applicable
(16)	Powers of Attorney for: Michael J. Downey, William H. Foulk, Jr., Nancy P. Jacklin, Robert M. Keith, Carol C. McMullen, Garry L. Moody, Marshall C. Turner, Jr. and Earl D. Weiner – Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File Nos. 333-228553 and 811-5398), filed with the Securities and Exchange Commission on November 26, 2018.
(17)	Additional Exhibits. – Not Applicable.
ITEM 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 9th day of May, 2019.

AB VARIABLE PRODUCTS SERIES FUND, INC.

By:	/s/ Robert M. Keith
Robert M. Keith President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

1)	Principal Executive Officer:

	/s/ Robert M. Keith	President and	May 9, 2019
	Robert M. Keith	Chief Executive
Officer
2)	Principal Financial and
Accounting Officer:

	/s/ Joseph J. Mantineo	Treasurer and	May 9, 2019
	Joseph J. Mantineo	Chief Financial
Officer

3)	Directors:

Michael J. Downey* Nancy P. Jacklin* Robert M. Keith* Carol C. McMullen* Garry L. Moody* Marshall C. Turner, Jr.* Earl D. Weiner*

*By:	/s/ Emilie D. Wrapp		May 9, 2019
Emilie D. Wrapp
(Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibits

(12)	Tax Opinion and Consent of Seward & Kissel LLP